EXHIBIT 99.1

Significant Subsidiaries

Name	Vessel / Activity	Incorporation	Ownership Percentage
Rig Finance Ltd.	Soehanah	Bermuda	100%
Benmore Shipping Company Limited	Dormant	Cyprus	100%
Newbond Shipping Company Limited	Front Energy	Cyprus	100%
Hudson Bay Marine Company Limited	Front Force	Cyprus	100%
Jaymont Shipping Company Limited	Dormant	Cyprus	100%
Front Opalia Inc	Front Opalia	Liberia	100%
Ariake Transport Corporation	Front Ariake	Liberia	100%
Bonfield Shipping Ltd.	Dormant	Liberia	100%
Edinburgh Navigation SA	Dormant	Liberia	100%
Front Ardenne Inc.	Front Ardenne	Liberia	100%
Front Baldur Inc.	Everbright	Liberia	100%
Front Brabant Inc.	Front Brabant	Liberia	100%
Front Falcon Corp.	Front Falcon	Liberia	100%
Front Glory Shipping Inc.	Front Glory	Liberia	100%
Front Heimdall Inc	Glorycrown	Liberia	100%
Front Pride Shipping Inc.	Dormant	Liberia	100%
Front Saga Inc.	Front Page	Liberia	100%
Front Scilla Inc.	Front Scilla	Liberia	100%
Front Serenade Inc.	Front Serenade	Liberia	100%
Front Splendour Shipping Inc.	Front Splendour	Liberia	100%
Front Stratus Inc.	Front Stratus	Liberia	100%
Golden Estuary Corporation	Front Comanche	Liberia	100%
Golden Fjord Corporation	Front Commerce	Liberia	100%
Golden Narrow Corporation	Dormant	Liberia	100%
Golden Seaway Corporation	Front Vanguard	Liberia	100%
Golden Sound Corporation	Dormant	Liberia	100%
Golden Tide Corporation	Front Circassia	Liberia	100%
Hitachi Hull # 4983 Corporation	Front Hakata	Liberia	100%
Katong Investments Ltd.	Dormant	Liberia	100%
Millcroft Maritime SA	Dormant	Liberia	100%
Sea Ace Corporation	Dormant	Liberia	100%
Ultimate Shipping Ltd.	Front Century	Liberia	100%
Bolzano Pte Ltd.	Mindanao	Singapore	100%
Transcorp Pte Ltd.	Dormant	Singapore	100%
Ship Finance Management AS	Management company	Norway	100%
Ship Finance Management (UK) Limited	Management company	United Kingdom	100%
Ship Finance Management (Bermuda) Ltd.	Management company	Bermuda	100%
SFL Holdings LLC	Intermediate holding company	United States	100%
Madeira International Corp.	Intermediate holding company	Liberia	100%
SFL Container Chartering Inc.	Chartering	Liberia	100%
HL Hunter LLC	Dormant	United States	100%

HL Hawk LLC	Dormant	United States	100%
HL Eagle LLC	Dormant	United States	100%
HL Falcon LLC	Dormant	United States	100%
HL Tiger LLC	Dormant	United States	100%
SFL Bulk Holding Ltd.	Intermediate holding company	Bermuda	100%
SFL Container Holding Limited	Intermediate holding company	Bermuda	100%
SFL Capital I Ltd.	Financing	Bermuda	100%
SFL Capital II Ltd.	Financing	Bermuda	100%
SFL Capital III Ltd.	Financing	Cyprus	100%
SFL Capital IV Ltd.	Financing	Cyprus	100%
SFL Capital V Ltd.	Dormant	Bermuda	100%
SFL Avon Inc	SFL Avon	Liberia	100%
SFL Hudson Inc	SFL Hudson	Liberia	100%
SFL Yukon Inc	SFL Yukon	Liberia	100%
SFL Sara Inc	SFL Sara	Liberia	100%
SFL Humber Inc	SFL Humber	Liberia	100%
SFL Kate Inc	SFL Kate	Liberia	100%
SFL Clyde Inc	Western Houston	Liberia	100%
SFL Dee Inc	Western Copenhagen	Liberia	100%
SFL Trent Inc	SFL Trent	Liberia	100%
SFL Medway Inc	SFL Medway	Liberia	100%
SFL Spey Inc	SFL Spey	Liberia	100%
SFL Kent Inc	SFL Kent	Liberia	100%
SFL Tyne Inc	Western Australia	Liberia	100%
SFL Eden Inc.	Dormant	Liberia	100%
SFL Lea Inc.	Dormant	Liberia	100%
SFL Lune Inc.	Dormant	Liberia	100%
SFL Mersey Inc.	Dormant	Liberia	100%
SFL Tamar Inc	Dormant	Liberia	100%
SFL Europa Inc.	SFL Europa	Marshall Islands	100%
Phoenix Holding Inc.	Intermediate holding company	Marshall Islands	100%
Phoenix Capital Inc.	Financing	Marshall Islands	100%
Phoenix Hunter Inc.	SFL Hunter	Marshall Islands	100%
Phoenix Hawk Inc.	SFL Hawk	Marshall Islands	100%
Phoenix Eagle Inc.	SFL Eagle	Marshall Islands	100%
Phoenix Falcon Inc.	SFL Falcon	Marshall Islands	100%
Phoenix Tiger Inc.	SFL Tiger	Marshall Islands	100%
SFL Sea Cheetah Limited	Sea Cheetah	Cyprus	100%
SFL Sea Halibut Limited	Sea Halibut	Cyprus	100%
SFL Sea Pike Limited	Sea Pike	Cyprus	100%
SFL Sea Trout Limited	Dormant	Cyprus	100%
SFL Sea Jaguar Limited	Sea Jaguar	Cyprus	100%
SFL Sea Bear Limited	Sea Bear	Cyprus	100%
SFL Sea Leopard Limited	Sea Leopard	Cyprus	100%
SFL Corte Real Limited	Dormant	Cyprus	100%
Bluelot Shipping Company Limited	Dormant	Cyprus	100%
SFL Chemical tanker Ltd.	Maria Victoria V	Marshall Islands	100%
SFL Chemical tanker II Ltd.	SC Guangzhou	Marshall Islands	100%
SFL Golden Straights Ltd.	Dormant	Bermuda	100%
SFL Golden Island Ltd.	Dormant	Bermuda	100%

SFL Ace I Ltd.	Heung-A Green (ex Sea Alfa)	Malta	100%
SFL Ace II Ltd.	Green Ace (ex Sea Beta)	Malta	100%
SFL West Polaris Ltd	West Polaris	Bermuda	100%
SFL Hercules Ltd.	West Hercules	Bermuda	100%
SFL Deepwater Ltd	West Taurus	Bermuda	100%
SFL Linus Ltd	West Linus	Bermuda	100%
SFL Composer Inc.	Glovis Composer	Liberia	100%
SFL Conductor Inc.	Glovis Conductor	Liberia	100%
SFL Loire Inc.	San Felipe	Liberia	100%
SFL Seine Inc.	SFL Seine (NB)	Liberia	100%
SFL Somme Inc.	SFL Somme (NB)	Liberia	100%
SFL Taurion Inc.	SFL Taurion (NB)	Liberia	100%
SFL Kenai Inc.	Sinochart Beijing	Liberia	100%
SFL Fraser Inc.	Dormant	Liberia	100%
SFL Olden Inc.	Dormant	Liberia	100%
SFL Crolly Inc.	Min Sheng 1	Liberia	100%
SFL Energy Inc.	Dormant	Marshall Islands	100%
SFL Force Inc.	Dormant	Marshall Islands	100%
SFL Rufina Inc	MSC Arushi R.	Liberia	100%
SFL Rosanna Inc.	MSC Vaishnavi R.	Liberia	100%
SFL Romana Inc.	MSC Julia R.	Liberia	100%
SFL Roberta Inc.	Santa Roberta	Liberia	100%
SFL Ricarda Inc.	Santa Ricarda	Liberia	100%
SFL Rebecca Inc.	Santa Rebecca	Liberia	100%
SFL Rafaela Inc.	Santa Rafaela	Liberia	100%
SFL Victoria Inc.	MSC Vidhi	Liberia	100%
SFL Virginia Inc.	MSC Margarita	Liberia	100%